SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

iRhythm Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

450056 106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

1.	Names of Reporting Persons MDV — Revelation LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,443,723 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,443,723 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,723 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 6.5% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by MDV — Revelation LLC (“Revelation”), MDV VIII, L.P. (“MDV”), MDV Leaders’ VIII, L.P. (“Leaders’”) and MDV ENF VIII, L.P. (“ENF”) (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Shares directly held by Revelation.  MDV is the managing member of Revelation.  MDV, Leaders’ and ENF may be deemed to share voting and dispositive power over the shares held by Revelation.

(3)   This percentage is calculated based on 22,126,981 shares of the Issuer’s stock outstanding (as of December 1, 2016), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on December 5, 2016.

Page 2 of 9 pages

1.	Names of Reporting Persons MDV VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,443,723 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,443,723 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,723 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 6.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13G is filed by MDV — Revelation LLC (“Revelation”), MDV VIII, L.P. (“MDV”), MDV Leaders’ VIII, L.P. (“Leaders’”) and MDV ENF VIII, L.P. (“ENF”) (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Shares directly held by Revelation.  MDV is the managing member of Revelation.  MDV, Leaders’ and ENF may be deemed to share voting and dispositive power over the shares held by Revelation.

(3)   This percentage is calculated based on 22,126,981 shares of the Issuer’s stock outstanding (as of December 1, 2016), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on December 5, 2016.

Page 3 of 9 pages

1.	Names of Reporting Persons MDV Leaders’ VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,443,723 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,443,723 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,723 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 6.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)         This Schedule 13G is filed by MDV — Revelation LLC (“Revelation”), MDV VIII, L.P. (“MDV”), MDV Leaders’ VIII, L.P. (“Leaders’”) and MDV ENF VIII, L.P. (“ENF”) (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Shares directly held by Revelation.  MDV is the managing member of Revelation.  MDV, Leaders’ and ENF may be deemed to share voting and dispositive power over the shares held by Revelation.

(3)         This percentage is calculated based on 22,126,981 shares of the Issuer’s stock outstanding (as of December 1, 2016), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on December 5, 2016.

Page 4 of 9 pages

1.	Names of Reporting Persons MDV ENF VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,443,723 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,443,723 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,443,723 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 6.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)         This Schedule 13G is filed by MDV — Revelation LLC (“Revelation”), MDV VIII, L.P. (“MDV”), MDV Leaders’ VIII, L.P. (“Leaders’”) and MDV ENF VIII, L.P. (“ENF”) (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Shares directly held by Revelation.  MDV is the managing member of Revelation.  MDV, Leaders’ and ENF may be deemed to share voting and dispositive power over the shares held by Revelation.

(3)         This percentage is calculated based on 22,126,981 shares of the Issuer’s stock outstanding (as of December 1, 2016), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on December 5, 2016.

Page 5 of 9 pages

Introductory Note:  This Statement on Schedule 13G is filed on behalf of MDV - Revelation LLC, a limited liability company organized under the laws of the State of Delaware, MDV VIII, L.P., a limited partnership organized under the laws of the State of Delaware, MDV Leaders’  VIII, L.P., a limited partnership organized under the laws of the State of Delaware and MDV ENF VIII, L.P., a limited partnership organized under the laws of the State of Delaware; in respect of shares of Common Stock of iRhythm Technologies, Inc.

Item 1(a).	Name of Issuer: iRhythm Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 650 Townsend Street, Suite 500, San Francisco, CA 94103

Item 2(a).	Name of Person Filing: MDV — Revelation LLC MDV VIII, L.P. MDV Leaders’ VIII, L.P. MDV ENF VIII, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 777 Mariners Island Blvd., Suite 550, San Mateo, CA 94404

Item 2(c).	Citizenship: All entities were organized in Delaware.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 450056 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
MDV — Revelation LLC	1,443,723	0	1,443,723	0	1,443,723	1,443,723	6.5%
MDV VIII, L.P. (1)	0	0	1,443,723	0	1,443,723	1,443,723	6.5%
MDV Leaders’ VIII, L.P. (1)	0	0	1,443,723	0	1,443,723	1,443,723	6.5%
MDV ENF VIII, L.P. (1)	0	0	1,443,723	0	1,443,723	1,443,723	6.5%

(1) MDV VIII, L.P., MDV Leaders’ VIII, L.P. and MDV ENF VIII, L.P. serve as the managing members of MDV — Revelation LLC and owns no securities of the Issuer directly.

(2)   This percentage is calculated based on 22,126,981 shares of the Issuer’s stock outstanding (as of December 1, 2016), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on December 5, 2016.

Page 6 of 9 pages

Item 5.                                 Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.                                 Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group

Not applicable.

Item 9.                                 Notice of Dissolution of a Group

Not applicable.

Item 10.                          Certification

Not applicable.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2017

MDV — Revelation LLC		MDV VIII, L.P.

By:	MDV VIII, L.P.	By:	Eighth MDV Partners, L.L.C.
	its Managing Member		its General Partner
By:	Eighth MDV Partners, L.L.C.
	its General Partner	By:	/s/ Jonathan Feiber
By:	/s/ Jonathan Feiber		Name: Jonathan Feiber Title: Managing Member
Name: Jonathan Feiber
Title: Managing Member

MDV Leaders’ VIII, L.P.		MDV ENF VIII, L.P.

By:	Eighth MDV Partners, L.L.C.	By:	Eighth MDV Partners, L.L.C.
	its General Partner		its General Partner

By:	/s/ Jonathan Feiber	By:	/s/ Jonathan Feiber
	Name: Jonathan Feiber		Name: Jonathan Feiber
	Title: Managing Member		Title: Managing Member

EXHIBITS

A:                                   Joint Filing Agreement

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of iRhythm Technologies, Inc. is filed on behalf of each of us.

Dated:  February 9, 2017

MDV — Revelation LLC		MDV VIII, L.P.

By:	MDV VIII, L.P.	By:	Eighth MDV Partners, L.L.C.
	its Managing Member		its General Partner
By:	Eighth MDV Partners, L.L.C.
	its General Partner	By:	/s/ Jonathan Feiber
Name: Jonathan Feiber
By:	/s/ Jonathan Feiber		Title: Managing Member
Name: Jonathan Feiber
Title: Managing Member

MDV Leaders’ VIII, L.P.		MDV ENF VIII, L.P.

By:	Eighth MDV Partners, L.L.C.	By:	Eighth MDV Partners, L.L.C.
	its General Partner		its General Partner

By:	/s/ Jonathan Feiber	By:	/s/ Jonathan Feiber
	Name: Jonathan Feiber		Name: Jonathan Feiber
	Title: Managing Member		Title: Managing Member

Page 9 of 9 pages